Mail Stop 4-6

      October 28, 2004

Via Facsimile & U.S. Mail (952) 890-7451
Richard A. Pomije
Chief Executive Officer and Chief Financial Officer eNetpc, Inc.
11974 Portland Avenue
Burnsville, Minnesota 55337

	RE:	eNetpc, Inc.
		Preliminary Information Statement on Schedule 14C
		Filed October 14, 2004
		File No. 0-27225

Dear Mr. Pomije:

	This is to advise you that we have limited our review of the above proxy statement to matters relating to proposals (c) and
(d).
Based on this limited review, we have the following comment.

Proposal (c)
1. In order for your shareholders to understand the impact of this proposal, describe why you believe that having the ability to take shareholder action by a written consent of less than all shareholders would "reduce the time and expense associated with proxy solicitations." Since any information statement would need to be prepared and circulated 20 days before taking the action approved by written consent, why do you expect significant savings of time and expense? Additionally, clarify that the amendment to your articles will not affect the shareholder vote required for the approval of an action. Also, explain the types of shareholder actions that you could not approve by written consent absent a proxy solicitation. Finally, provide an explanation of the share holdings that currently would enable holders to take action by written consent without a proxy solicitation.

Proposal (d)

2. Please advise us of the basis for your belief that a proposal granting the board discretionary authority to amend your certificate of incorporation is consistent with Minnesota law. For example, clarify how this amendment is consistent with Section 302A.402, Subd.2, of the Minnesota Statute.
Furthermore, tell us whether the board has adopted a series of amendments representing each potential recapitalization under consideration.

3. Additionally, it appears inconsistent to adopt a proposal that allows the board to adopt any recapitalization by effecting a forward or reverse split "provided that the recapitalization does not require the amendment to the Articles of Incorporation of the corporation."
In this regard, it is unclear what types of forward or reverse split recapitalizations do not require amendments to your articles of incorporation. On what basis do you believe that a reverse split may be effectuated under Minnesota law without an amendment to your articles or incorporation? In your response letter please explain the process that would be followed to reduce the number of shares owned by holders of outstanding shares without adopting an amendment to the articles of incorporation. Also, explain why the change in the number of shares would be enforceable against holders of outstanding shares.
4. We note the references to recapitalizations designed to meet the capitalization requirements of listing on a national exchange.
Has
the board considered or is it planning to list its shares on a national stock exchange? Please disclose the status of any plans or efforts in this respect. If you refer to a listing plan or proposal, what are the capitalization requirements that must be satisfied, and what other conditions would the company need to satisfy in order to achieve the listing?
5. Regarding the last sentence on page 5 stating that "this amendment would impact all shareholders but would not increase the number of shares available for issuance," it appears that a reverse stock split would have the effect of increasing the number of shares available for issuance unless the authorized but unissued shares are decreased by the same ratio as the outstanding shares. Please revise to discuss how you intend to address such dilutive effects of a reverse stock split when the authorized but unissued shares do not decrease in direct proportion to the outstanding shares.


*    *    *    *

	No further review of the proxy statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the proxy statement are urged to be certain that all information required under the Exchange Act of 1934 has been included.

      As appropriate, please amend your proxy statement and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct questions to Robert Bell, Staff Attorney, at (202)
942-
1953, Mark P. Shuman, Special Counsel, at (202) 942-1800, or me at
(202) 942-1990.

						Sincerely,


						Barbara C. Jacobs
						Assistant Director
						Office of Computers and Online
Services

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Mr. Richard A. Pomije
eNetpc, Inc.
Schedule 14C; 0-27225
October 28, 2004
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